UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

  X      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2013

OR

           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from       to

Commission file number 000-06217

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
INTEL 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INTEL CORPORATION
2200 MISSION COLLEGE BOULEVARD
SANTA CLARA, CALIFORNIA, 95054-1549

Intel 401(k) Savings Plan
Financial Statements and
Supplemental Schedules
As of December 31, 2013 and 2012, and
for the Year Ended December 31, 2013

Report of Independent Registered Public Accounting Firm

The Retirement Plans Administrative Committee
Intel 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Intel 401(k) Savings Plan as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Intel 401(k) Savings Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2013, and delinquent participant contributions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
San Jose, California
June 20, 2014

Intel 401(k) Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2013	2012
Assets
Value of interest in master trust investment accounts	$4,317,201,943	$3,810,259,874
Investments	2,743,244,359	2,040,175,492

Receivables:
Notes from participants	87,938,093	79,894,430
Employee contributions	8,539,528	352,690
Employer discretionary contributions	35,103,992	15,991,107
Interest and dividends	343,677	57
Receivable from brokers for securities sold	842,496	593,465
Total receivables	132,767,786	96,831,749
Total assets, at fair value	7,193,214,088	5,947,267,115

Liabilities
Due to brokers for securities purchased	10,986	2,145,824
Total liabilities	10,986	2,145,824
Net assets reflecting investments at fair value	7,193,203,102	5,945,121,291
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by the Stable Value Fund master trust investment account	(607,289)	(13,882,163)
Net assets available for benefits	$7,192,595,813	$5,931,239,128
See accompanying notes.

Intel 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013

Additions to (deductions from) net assets attributed to:
Employee contributions	$548,940,808
Employer discretionary contributions	35,303,893
Net investment income from participation in master trust investment accounts	473,631,244
Net realized and unrealized appreciation in fair value of investments	380,224,152
Interest and dividend income	98,406,918
Benefits paid to participants and participant withdrawals	(273,176,016)
Administrative fees	(421,288)
Transfers to other plan	(1,553,026)
Net increase	$1,261,356,685

Net assets available for benefits:
Beginning of year	5,931,239,128
End of year	$7,192,595,813
See accompanying notes.

Intel 401(k) Savings Plan
Notes to Financial Statements
December 31, 2013

1. Description of the Plan
The following description of the Intel 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions. The plan document contains the definitive legal provisions governing the Plan.
General
The Plan is a defined contribution plan covering all eligible United States (U.S.) employees of Intel Corporation (the Company). Eligible employees may participate in the Plan at any time on or after their date of hire. All employees who become eligible to participate are automatically enrolled in the Plan unless they choose a different deferral rate or make an affirmative election not to participate. Employees hired on or after January 1, 2011 but prior to January 1, 2013 shall be deemed to have elected Pre-Tax Deferrals in an amount equal to 3% of regular pay with this amount increasing by 1% each April 1 of each successive plan year to a maximum of 10% of regular pay. Employees hired on or after January 1, 2013 shall be deemed to have elected Pre-Tax Deferrals in an amount equal to 6% of regular pay with this amount increasing by 2% each April 1 of each successive plan year to a maximum of 16% of regular pay. Deferrals for participants who are automatically enrolled are deposited in the appropriate Target Date Fund, which invests in varying percentages of master trust investment accounts based on the participants' ages. Employee deferrals are subject to the limitations as set forth in the plan document.
As of January 1, 2011 (the effective date), the Company closed the Intel Minimum Pension Plan (the Intel Pension Plan) and the Intel Retirement Contribution Plan (the Intel Contribution Plan) to employees hired on or after the effective date. Employees hired on or after the effective date will receive an annual contribution, the Discretionary Intel Contribution, in their 401(k) Savings Plan Discretionary Intel Contribution Account.
The Plan is intended to be qualified under Section 401(a) of the U.S. Internal Revenue Code of 1986 (the Code), as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
Trustee
State Street Bank and Trust Company (State Street) is the trustee for the Plan and the Intel Corporation Retirement Plans Master Trust (the Master Trust) and held substantially all of the investments of the Plan and the Master Trust directly or through a sub-trust for which Fidelity Management Trust Company is the sub-trustee.

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

Administration of the Plan
The Company’s Finance Committee appoints the members of the Retirement Plans Administrative Committee (RPAC) and the Investment Policy Committee (IPC). The RPAC is the fiduciary responsible for the general operation and administration of the Plan. The IPC is the fiduciary responsible for management and control of Plan assets. The Company is the plan sponsor, as defined by ERISA. Fidelity Workspace Services LLC (Fidelity) is the Plan’s record keeper.
Contributions and Participant Accounts
Participant Contributions
Participants may make pretax deferrals, after-tax Roth 401(k) deferrals, or a combination of both, up to 50% of their annual eligible compensation, provided the amounts do not exceed the annual Internal Revenue Service (IRS) limits. Such deferrals are withheld by the Company from each participant’s compensation and deposited in the appropriate investment option in accordance with the participant’s directives. Participants who are 50 years of age or older by the end of a particular plan year are eligible to defer an additional portion of their annual compensation as catch-up deferrals, up to the annual IRS limit. Participants can elect to invest in any combination of the available investment options offered under the Plan, in addition to mutual funds and exchange-traded funds available through a self-directed brokerage account. However, participants may not elect to invest more than 20% of their account in the Intel Stock Fund. Participants may change their investment elections daily.
Company Contributions
For eligible participants, the Plan provides for the Company, at its discretion, to make an annual contribution to their Discretionary Intel Contribution Account, subject to certain limitations of the Code. Amounts to be contributed are determined by the Chief Executive Officer of the Company under delegation from the Board of Directors, pursuant to the terms of the Plan.
Generally, only eligible participants employed by the Company on the last day of the plan year and who have completed one year of service as defined by the plan document are eligible to receive the Company contribution, except in the event of death, job elimination, divestiture, total and permanent disability, or attainment of the normal or early retirement date occurring during the plan year. Participants have authority over the investment allocation of Company contributions.

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

Participant Accounts
Separate accounts are maintained for each participant. The account balances are generally adjusted as follows:

•	Biweekly or semimonthly for participant deferrals.

•	Daily for a pro rata share of investment income or losses on the Plan’s investments based on the ratio that each participant’s account bears to the total of all such accounts.

•
Annual discretionary employer contributions to the Discretionary Intel Contribution Account are allocated at the end of each calendar year in the ratio that each participant’s adjusted compensation for the plan year bears to the total adjusted compensation of all participants eligible for a contribution for that plan year. The adjusted compensation of a participant equals the participant’s current year eligible compensation, as defined in the plan document.

Employee Stock Ownership Plan (ESOP)
Under the terms of the Plan, the Intel Stock Fund is an ESOP in accordance with Code Section 4975(e)(7). As such, participants will have the option to receive dividends on their shares of stock held in the Intel Stock Fund distributed in cash or reinvested within the Intel Stock Fund.
Vesting
Participants are immediately 100% vested with respect to employee deferrals and related earnings.
Participants vest in the discretionary employer contributions to their Discretionary Intel Contribution Account and related earnings according to the following schedule:

Years of Service	Vesting

Fewer than 2	0%
2 but less than 3	20
3 but less than 4	40
4 but less than 5	60
5 but less than 6	80
6 or more	100

The value of each participant’s account becomes 100% vested when the participant reaches age 60, upon death, or upon total and permanent disability. In addition, the value of each participant’s account may also become 100% vested upon job elimination or upon termination of employment due to a divestiture. For participants who withdrew from the Plan during 2013, unvested account

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

balances of approximately $226,000 were forfeited during the year ended December 31, 2013. The Company took these forfeited amounts into account in determining its contribution for 2013.
Payment of Benefits
Participants are eligible for a distribution of plan benefits upon termination of service, whether by disability, retirement, death or leaving the Company. In the event of financial hardship (as defined by the Plan), participants may withdraw money from the employee contribution portion of their plan accounts while they are still employed. Upon termination of service, a participant or applicable beneficiary may elect to have benefits paid in a single lump-sum distribution, monthly annuity payments, partial distribution (not available to beneficiaries), or may request that the Plan make a direct transfer to another eligible retirement plan.
Participants who elect monthly annuity payments will have the balance of their account transferred to the Intel Pension Plan. An annuity is paid to those participants based on the value of their plan account in accordance with the terms of the two plans. There were transfers under this option of $1,553,026 for the year ended December 31, 2013.
Notes Receivable from Participants
Active participants are permitted to obtain loans of up to 50% of their vested account balance in the Plan up to a maximum of $50,000 when combined with all other loans from this Plan and the Intel Contribution Plan. No more than two loans may be outstanding at any time. Participants’ account balances secure their loans. The interest rate on these loans is based on the prime rate plus 1% as reported by Reuters on the last business day of each month. Loan provisions are established by the RPAC and administered by the record keeper.
Participants may choose to obtain loans from this Plan, the Intel Contribution Plan or a combination of both plans. Repayments of loans are transferred to the participants’ Plan and Intel Contribution Plan accounts in the ratio in which their accounts provided funding for the loan. Participant loans are classified as notes receivable from participants on the statements of net assets available for benefits and are valued at their unpaid principal balance, plus accrued but unpaid interest. The interest earned on these loans is included with interest and dividend income on the statement of changes in net assets available for benefits.
Administrative Expenses
A portion of the expenses for administration of the Plan is paid from asset-based credits received from certain mutual funds. Any remaining administrative expenses are paid by the Company.

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP).
Investment Valuation
A portion of the investments of the Plan is held in the Master Trust, which consists of the assets of the Plan, the Intel Contribution Plan, and the Intel Pension Plan. The Master Trust includes multiple master trust investment accounts, in which different combinations of the above-mentioned plans invest. Each participating plan shares in the assets and earnings of the master trust investment accounts based on its respective interest in each master trust investment account. In 2013 and 2012, the Plan participated in all nine master trust accounts. See Note 3, "Investments," for the details of the investments held and investment income of the master trust investment accounts. The investments and activities of each master trust investment account are specified; however, not all of the master trust investment accounts will engage in all of the investments or activities described.
Investments are stated at fair value as of the last day of the year. See Note 4, "Fair Value," for discussion on fair value measurements. The fair value for securities traded on a national securities exchange or over-the-counter market is determined using the last reported sales price as of the valuation date. Registered mutual funds are valued at quoted market prices that represent the net asset values of shares held at year-end. Participation units in common collective trust funds are stated at their unit price based on the fair values of the underlying assets in the common collective trust funds on the last business day of the plan year. Marketable limited partnerships and corporations are valued at their unit price based on the fair value of the underlying assets in the partnership or corporation. Non-marketable limited partnerships are valued at their unit price, or equivalent, based on the fair value of the underlying assets in the partnership.
Some of the investment funds may engage in repurchase agreement transactions. Under the terms of a repurchase agreement, the investment funds take possession of an underlying fixed-income debt instrument (collateral) subject to an obligation of the seller to repurchase, and the investment funds to resell, the fixed-income debt instrument at an agreed-upon price and date in the future. Fixed-income debt instruments purchased under repurchase agreements are reflected as assets and the obligations to resell as liabilities. The market value of the collateral must be equal to or exceed the total amount of the repurchase obligations, including interest. Generally, in the event of counterparty default, the investment funds have the right to use the collateral to offset losses incurred.
Some of the investment funds may purchase or sell securities on a delayed-delivery or when-issued basis. These transactions involve a commitment by the investment funds to purchase or sell securities for a predetermined price or yield, with payment and delivery taking place beyond the customary settlement period. When purchasing a security, the investment funds assume the rights and risks of ownership of the security, including the risk of price and yield fluctuations. The investment funds

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

may dispose of, or renegotiate delivery of, the security after entering into the transaction and may sell the security before it is delivered, which may result in a realized gain or loss. When the investment funds have sold a security on a delayed-delivery basis, the investment funds do not participate in future gains and losses with respect to the security.
Some of the investment funds may enter into short-sale transactions. A short sale is a transaction in which an investment fund sells securities it borrows in anticipation of a decline in the market price of the securities and subsequently repurchases the securities. Securities sold in short-sale transactions are reflected as a liability. The investment funds are obligated to deliver securities at the market price at the date the short position is closed. Possible losses from short sales may be unlimited, whereas losses from purchases cannot exceed the total amount invested.
Within the Stable Value Fund, traditional guaranteed investment contracts (GICs) and variable synthetic (VS) GICs are stated at fair value, computed using discounted cash flows. Fixed-maturity synthetic (FMS) GICs, constant-duration synthetic (CDS) GICs and pooled separate account (PSA) GICs held in the Stable Value Fund are also stated at fair value. For FMS GICs and CDS GICs, this includes a value for the underlying assets held plus a value for the wrap contracts related to the investment. The fair value of the underlying assets held is determined by either security market prices or the net asset value, as in the case of the PSA GICs. The wrap contract valuations are stated at fair value based on a replacement cost determined by BNY Mellon Cash Investment Strategies, a division of The Standish Corporation (BNY Mellon) and the Stable Value Fund’s investment manager. The Stable Value Fund is allocated to the Plan and the Intel Contribution Plan based on each plan's proportionate share of the underlying assets.
Investment contracts held by a defined contribution plan are reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents the cost plus contributions made under the contracts plus interest at the contract rates, less withdrawals and administrative expenses. The statements of net assets available for benefits present the fair value of the investment in the Stable Value Fund, as well as the adjustment from fair value to contract value, for the Plan’s proportionate share of fully benefit-responsive investment contracts within the Stable Value Fund. The statement of changes in net assets available for benefits is prepared on a contract-value basis.
Income Recognition
Net investment income includes the gain (loss) realized on the sale of securities and unrealized appreciation (depreciation) in the fair value of investments. Unrealized appreciation (depreciation) is calculated as the difference between the fair value of investments at the beginning and the end of the year for investments held the entire year, and the difference between the purchase price and the fair value of investments at the end of the year for investments acquired during the year.

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

Investment transactions are recognized as of their trade dates. Interest is accrued daily; dividends are accrued on the ex-dividend date.
Benefit Payments
Benefits are recorded when paid.
Contributions
Participant contributions and deferrals are accrued when withheld from the participants' salary. Company contributions are accrued in the period in which they become obligations of the Company, pursuant to the terms of the plan document.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from management’s estimates.
Accounting Changes
In 2013, a new standard was adopted that required additional disclosures about offsetting assets and liabilities. For offsetting assets and liabilities, the standard required additional quantitative information regarding amounts offset in the statement of financial position in addition to disclosures regarding enforceable master netting arrangements. The new standard is to be applied retrospectively. The adoption of this standard did not have a significant impact on the Plan’s financial statements.

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

3. Investments
The Plan held investments in its own trust and through participation in the master trust investment accounts within the Master Trust.

Plan Investments
Investments representing 5% or more of the Plan net assets at year end were:

	December 31, 2013	December 31, 2012
Company common stock	$379,120,383	$318,222,297
Fidelity Growth Company Fund	359,690,529	*
* Investment did not represent 5% or more of the Plan net assets at December 31, 2012.
During the year ended December 31, 2013, the Plan's investments (including investments purchased, sold, and held during the year) appreciated in fair value as follows:

Net realized and unrealized appreciation in fair value of investments:
Mutual funds	$286,277,459
Common collective trust funds	13,271,766
Company common stock	80,674,927
Net realized and unrealized appreciation in fair value of investments	$380,224,152

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

Master Trust Investments
The Plan's percentage interest in each of the investment fund options within the Master Trust are as follows:

	December 31
	2013	2012

U.S. Large Cap Stock Fund	46.2%	44.5%
International Stock Fund	47.3	49.0
Global Bond Fund	18.7	18.9
U.S. Small Cap Stock Fund	60.7	58.9
Stable Value Fund	80.1	78.8
Alternative Investments Fund	0.4	0.4
Emerging Markets Fund	42.1	41.8
Hedge Fund	31.5	35.1
Commodities Fund	46.6	41.0

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

The following table presents the net assets available for benefits of the master trust investment accounts that the Plan participated in as of December 31, 2013:

Assets	U.S. Large Cap Stock Fund	International Stock Fund	Global Bond Fund	U.S. Small Cap Stock Fund	Stable Value Fund	Alternative Investments Fund	Hedge Fund	Commodities Fund	Emerging Markets Fund	Total
Cash	$—	$21,282	$6,281,663	$—	$—	$—	$—	$—	$121	$6,303,066
Subscriptions paid in advance	—	—	—	—	—	—	—	—	90,000,000	90,000,000
Common collective trust funds	1,286,602,911	766,025,629	89,304,868	25,210,565	488,499,266	11,211,212	197,615	123,546,738	1,016,573,835	3,807,172,639
U.S. corporate bonds	—	9,717,270	463,290,666	—	826,900	—	—	—	—	473,834,836
International corporate bonds	—	25,051,484	101,078,547	—	—	—	—	—	—	126,130,031
U.S. government bonds	—	—	545,599,999	—	4,458,002	—	—	—	—	550,058,001
International government bonds	—	36,712,697	63,825,874	—	—	—	—	—	—	100,538,571
Municipal bonds	—	—	28,200,634	—	—	—	—	—	—	28,200,634
Mortgage-backed securities	—	—	116,071,965	—	25,669,916	—	—	—	—	141,741,881
Collateralized debt obligations	—	—	256,400,424	—	8,852,030	—	—	—	—	265,252,454
Mutual funds	793,630,467	—	—	—	—	—	—	—	—	793,630,467
Exchange traded fund	—	—	—	609,755	—	—	—	—	—	609,755
U.S. corporate stocks	—	311,521,232	—	118,341,088	—	—	—	—	—	429,862,320
International corporate stocks	—	520,880,564	—	4,078,357	—	—	—	—	70,407	525,029,328
Preferred stocks	—	4,659,292	7,718,032	—	—	—	—	—	—	12,377,324
Traditional guaranteed investment contracts	—	—	—	—	17,280,908	—	—	—	—	17,280,908
Pooled separate accounts	—	—	—	—	91,898,146	—	—	—	—	91,898,146
Marketable limited partnerships and corporations	—	—	—	—	—	—	2,625,911,415	207,112,926	79,669,050	2,912,693,391
Non-marketable limited partnerships	—	—	—	—	—	580,925,635	—	—	—	580,925,635
Other receivables	45	2,411,369	14,194,434	118,798	89,834	418	15	1	134	16,815,048
Receivable from brokers for securities sold	—	152,777	—	81,677	—	—	10,068,491	—	—	10,302,945
Receivable for investments sold on a delayed-delivery basis	—	—	165,380,548	—	—	—	—	—	—	165,380,548
Collateral receivable from brokers	—	—	3,466,000	—	—	—	—	—	—	3,466,000
Wrap contracts	—	—	—	—	40,130	—	—	—	—	40,130
Derivative assets	—	718,407	13,240,775	—	—	—	—	—	—	13,959,182
Fair value of loaned securities	—	42,588,836	169,851,444	235,103,763	—	—	—	—	—	447,544,043
Investments of securities lending collateral [1]	—	43,831,275	158,363,527	238,137,409	—	—	—	—	—	440,332,211
Total assets, fair value	$2,080,233,423	$1,764,292,114	$2,202,269,400	$621,681,412	$637,615,132	$592,137,265	$2,636,177,536	$330,659,665	$1,186,313,547	$12,051,379,494

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

	U.S. Large Cap Stock Fund	International Stock Fund	Global Bond Fund	U.S. Small Cap Stock Fund	Stable Value Fund	Alternative Investments Fund	Hedge Fund	Commodities Fund	Emerging Markets Fund	Total
Liabilities
Accrued administrative fees	$38,209	$3,107,501	$5,013,050	$463,315	$—	$274,918	$106,110	$15,534	$139,387	$9,158,024
Payable to brokers for securities purchased	—	143,684	—	—	127,520	—	—	—	—	271,204
Other payables	—	—	1,107,659	—	—	—	—	—	—	1,107,659
Payable for investments purchased on a delayed-delivery basis	—	—	336,742,198	—	—	—	—	—	—	336,742,198
Derivative liabilities	—	2,873,482	9,443,194	—	—	—	—	—	—	12,316,676
Payable for securities lending collateral	—	44,207,822	159,723,998	238,340,499	—	—	—	—	—	442,272,319
Total liabilities, at fair value	$38,209	$50,332,489	$512,030,099	$238,803,814	$127,520	$274,918	$106,110	$15,534	$139,387	$801,868,080
Net assets available for benefits, at fair value	2,080,195,214	1,713,959,625	1,690,239,301	382,877,598	637,487,612	591,862,347	2,636,071,426	330,644,131	1,186,174,160	11,249,511,414
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held	—	—	—	—	(758,028)	—	—	—	—	(758,028)
Net assets available for benefits	$2,080,195,214	$1,713,959,625	$1,690,239,301	$382,877,598	$636,729,584	$591,862,347	$2,636,071,426	$330,644,131	$1,186,174,160	$11,248,753,386

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

The following table presents the net assets available for benefits of the master trust investment accounts that the Plan participated in as of December 31, 2012. Certain amounts have been reclassified to conform to current year presentation.

Assets	U.S. Large Cap Stock Fund	International Stock Fund	Global Bond Fund	U.S. Small Cap Stock Fund	Stable Value Fund	Alternative Investments Fund	Hedge Fund	Commodities Fund	Emerging Markets Fund	Total
Cash	$—	$18,138	$22,446,112	$—	$—	$—	$—	$—	$121	$22,464,371
Interest-bearing cash	—	—	—	—	40,486,783	—	—	—	—	40,486,783
Common collective trust funds	1,116,601,598	501,163,572	53,320,931	16,659,606	462,574,312	5,576,021	476,945	150,803,164	1,111,754,859	3,418,931,008
U.S. corporate bonds	—	13,955,660	497,702,545	—	3,787,848	—	—	—	—	515,446,053
International corporate bonds	—	26,860,827	145,476,369	—	—	—	—	—	—	172,337,196
U.S. government bonds	—	—	399,034,388	—	117,210	—	—	—	—	399,151,598
International government bonds	—	25,955,006	318,888,863	—	—	—	—	—	—	344,843,869
Municipal bonds	—	—	35,055,935	—	—	—	—	—	—	35,055,935
Mortgage-backed securities	—	—	66,531,993	—	4,355,426	—	—	—	—	70,887,419
Collateralized debt obligations	—	—	221,914,019	—	2,594,828	—	—	—	—	224,508,847
Mutual funds	617,595,727	—	—	—	—	—	—	—	—	617,595,727
Exchange traded fund	—	—	—	3,242,499	—	—	—	—	—	3,242,499
U.S. corporate stocks	—	234,508,596	—	53,897,099	—	—	—	—	—	288,405,695
International corporate stocks	—	444,480,037	—	4,442,265	—	—	—	—	—	448,922,302
Preferred stocks	—	6,324,993	4,009,658	—	—	—	—	—	—	10,334,651
Traditional guaranteed investment contracts	—	—	—	—	22,997,032	—	—	—	—	22,997,032
Pooled separate accounts	—	—	—	—	92,191,129	—	—	—	—	92,191,129
Marketable limited partnerships and corporations	—	—	—	—	—	—	2,131,667,642	229,422,567	—	2,361,090,209
Non-marketable limited partnerships	—	—	—	—	—	478,878,481	—	—	—	478,878,481
Other receivables	50	2,354,791	16,803,379	47,073	30,092	527	320	17	25	19,236,274
Receivable from brokers for securities sold	627,254	671,754	—	—	—	—	20,537,569	—	345,784	22,182,361
Receivable for investments sold on a delayed-delivery basis	—	—	375,817,689	—	—	—	—	—	—	375,817,689
Wrap contracts	—	—	—	—	100,164	—	—	—	—	100,164
Derivative assets	—	1,040,488	4,583,940	—	—	—	—	—	—	5,624,428
Fair value of loaned securities	—	30,358,334	233,560,006	192,665,280	—	—	—	—	—	456,583,620
Investments of securities lending collateral [1]	—	30,813,413	103,693,246	197,096,964	—	—	—	—	—	331,603,623
Total assets, at fair value	$1,734,824,629	$1,318,505,609	$2,498,839,073	$468,050,786	$629,234,824	$484,455,029	$2,152,682,476	$380,225,748	$1,112,100,789	$10,778,918,963

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

	U.S. Large Cap Stock Fund	International Stock Fund	Global Bond Fund	U.S. Small Cap Stock Fund	Stable Value Fund	Alternative Investments Fund	Hedge Fund	Commodities Fund	Emerging Markets Fund	Total
Liabilities
Accrued administrative fees	$94,739	$1,867,327	$9,806,390	$609,633	$270,571	$74,748	$27,267	$412,683	$935,071	$14,098,429
Payable to brokers for securities purchased	3,469	603,456	—	165,844	—	—	—	—	8,238	781,007
Other payables	—	—	1,508,535	—	—	—	—	—	—	1,508,535
Payable for investments purchased on a delayed-delivery basis	—	—	359,258,746	—	—	—	—	—	—	359,258,746
Payable to brokers for collateral on deposit	—	—	4,061,000	—	—	—	—	—	—	4,061,000
Derivative liabilities	—	4,173,479	14,933,077	—	—	—	—	—	—	19,106,556
Payable for securities lending collateral	—	31,490,847	105,972,944	198,111,057	—	—	—	—	—	335,574,848
Total liabilities, at fair value	$98,208	$38,135,109	$495,540,692	$198,886,534	$270,571	$74,748	$27,267	$412,683	$943,309	$734,389,121
Net assets available for benefits, at fair value	1,734,726,421	1,280,370,500	2,003,298,381	269,164,252	628,964,253	484,380,281	2,152,655,209	379,813,065	1,111,157,480	10,044,529,842
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held	—	—	—	—	(17,616,958)	—	—	—	—	(17,616,958)
Net assets available for benefits	$1,734,726,421	$1,280,370,500	$2,003,298,381	$269,164,252	$611,347,295	$484,380,281	$2,152,655,209	$379,813,065	$1,111,157,480	$10,026,912,884

1 The balances at December 31, 2013 and 2012 were related to cash collateral received in connection with the securities lending program, the majority of which was invested in money market funds. See Note 9, "Securities Lending," for further discussion on this program.

The following is a summary of the net investment income (loss) in the master trust investment accounts for the year ended December 31, 2013:

	U.S. Large Cap Stock Fund	International Stock Fund	Global Bond Fund	U.S. Small Cap Stock Fund	Stable Value Fund	Alternative Investments Fund	Hedge Fund	Commodities Fund	Emerging Markets Fund	Total

Net realized and unrealized appreciation (depreciation) in fair value of investments	$368,931,488	$260,796,032	$(83,109,183)	$108,619,221	$10,601,652	$105,779,788	$309,934,767	$(36,526,494)	$(24,277,883)	$1,020,749,388
Interest and dividends	85,395,551	22,050,729	61,639,064	886,506	952,810	3,758	6,473	74	13,440	170,948,405
Administrative fees	(246,410)	(10,427,492)	(6,760,205)	(960,097)	(432,792)	(1,761,039)	(358,832)	(146,847)	(907,526)	(22,001,240)
Net investment income (loss)	$454,080,629	$272,419,269	$(28,230,324)	$108,545,630	$11,121,670	$104,022,507	$309,582,408	$(36,673,267)	$(25,171,969)	$1,169,696,553

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

The following is a summary of the net realized and unrealized appreciation (depreciation) in fair value of investments by major investment type in the master trust investment accounts for the year ended December 31, 2013:

	U.S. Large Cap Stock Fund	International Stock Fund	Global Bond Fund	U.S. Small Cap Stock Fund	Stable Value Fund	Alternative Investments Fund	Hedge Fund	Commodities Fund	Emerging Markets Fund	Total

Common collective trust funds	$157,243,449	$87,302,876	$—	$4,198,850	10,863,488	$—	$—	$(14,216,853)	$(28,946,933)	$216,444,877
Corporate bonds	—	—	(39,607,054)	—	—	—	—	—	—	(39,607,054)
Government bonds	—	—	(50,101,062)	—	—	—	—	—	—	(50,101,062)
Asset-backed securities	—	—	13,522,207	—	(261,836)	—	—	—	—	13,260,371
Mutual funds	211,688,039	—	—	—	—	—	—	—	—	211,688,039
Exchange traded fund	—	—	—	59,882,572	—	—	—	—	—	59,882,572
Corporate stocks	—	184,235,879	—	44,537,799	—	—	—	—	—	228,773,678
Derivatives	—	(10,742,723)	(6,923,274)	—	—	—	—	—	—	(17,665,997)
Marketable limited partnerships and corporations	—	—	—	—	—	—	309,934,767	(22,309,641)	4,669,050	292,294,176
Non-marketable limited partnerships	—	—	—	—	—	105,779,788	—	—	—	105,779,788
Total net realized and unrealized appreciation (depreciation) in fair value of investments	$368,931,488	$260,796,032	$(83,109,183)	$108,619,221	$10,601,652	$105,779,788	$309,934,767	$(36,526,494)	$(24,277,883)	$1,020,749,388

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

4. Fair Value
Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value, the Plan and master trust investment accounts consider the principal or most advantageous market in which the Plan and master trust investment accounts would transact, and the Plan and master trust investment accounts also consider assumptions that market participants would use when pricing the asset or liability.
Fair Value Hierarchy
The three levels of inputs that may be used to measure fair value are as follows:

•	Level 1. Quoted prices in active markets for identical assets or liabilities.

•
Level 2. Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in less active markets, or model-derived valuations, such as a discounted cash flow model, in which all significant inputs are observable or can be derived principally from or corroborated with observable market data for substantially the full term of the assets or liabilities. Level 2 inputs also include non-binding market consensus prices that can be corroborated with observable market data, as well as quoted prices that were adjusted for security-specific restrictions. Non-binding market consensus prices are based on proprietary valuation models of pricing providers or brokers. These valuation models incorporate a number of inputs, including non-binding and binding broker quotes; observable market prices for identical or similar securities; and the internal assumptions of pricing providers or brokers that use observable market inputs and unobservable market inputs that are not considered significant. The discounted cash flow model uses observable market inputs, such as LIBOR-based yield curves, currency spot and forward rates, and credit ratings, and can generally be corroborated by market data.

•
Level 3. Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of assets or liabilities. Level 3 inputs also include non-binding market consensus prices or non-binding broker quotes that were unable to be corroborated with observable market data.

The quantitative unobservable inputs for these investments are not readily available and fair value measurements are based on either the net asset value per share for the investment or third-party pricing information without adjustment. As the Company does not have quantitative information about the significant unobservable inputs, the Company is unable to reasonably assess the sensitivity of the fair value measurements to changes of such inputs, or the impacts of any interrelationships between those inputs and other unobservable inputs used in the related fair value measurements. On an annual basis, the Company obtains and reviews pricing policy statements from third-party pricing providers. Based on this review, the Company has concluded that these fair value measurements are developed in accordance with GAAP.

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis
The Plan’s assets and liabilities measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2013.

	Fair Value Measurements at Reporting Date Using Inputs Classified as:
	Level 1	Level 2	Total
Assets
Common collective trust funds:
Fixed-income funds (a)	$—	$121,236,556	$121,236,556
International equity funds (b)	—	112,560,136	112,560,136
Company common stock	379,120,383	—	379,120,383
Mutual funds:
Fixed-income funds	333,647,900	—	333,647,900
U.S. large cap equity funds	860,273,880	—	860,273,880
U.S. small cap equity funds	316,217,244	—	316,217,244
International equity funds	158,018,820	—	158,018,820
Large cap blend funds	24,562,004	—	24,562,004
Large cap growth funds	106,547,020	—	106,547,020
Other mutual funds	253,935,251	—	253,935,251
Exchange traded funds	77,125,165	—	77,125,165
Total assets measured at fair value	$2,509,447,667	$233,796,692	$2,743,244,359

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

The Plan's assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of December 31, 2012:

	Fair Value Measurements at Reporting Date Using Inputs Classified as:
	Level 1	Level 2	Total
Assets
Common collective trust funds:
Fixed-income funds (a)	$—	$37,754,212	$37,754,212
International equity funds (b)	—	108,892,795	108,892,795
Company common stock	318,222,297	—	318,222,297
Mutual funds:
Fixed-income funds	360,374,119	—	360,374,119
U.S. large cap equity funds	517,726,917	—	517,726,917
U.S. small cap equity funds	208,800,340	—	208,800,340
International equity funds	119,798,546	—	119,798,546
Equity precious metal funds	34,367,126	—	34,367,126
Large cap growth funds	82,517,077	—	82,517,077
Other mutual funds	202,520,556	—	202,520,556
Exchange-traded funds	49,201,507	—	49,201,507
Total assets measured at fair value	$1,893,528,485	$146,647,007	$2,040,175,492

The Plan did not have any financial liabilities measured at fair value on a recurring basis as of December 31, 2013 and 2012, excluding pending trades.

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

The following table presents the assets and liabilities measured at fair value on a recurring basis of the master trust investment accounts that the Plan participated in at December 31, 2013:

	Fair Value Measurements at Reporting Date Using Inputs Classified as:
	Level 1	Level 2	Level 3	Total
Assets
Subscriptions paid in advance	$90,000,000	$—	$—	$90,000,000
Common collective trust funds:
Emerging markets fund (c)	—	1,016,573,835	—	1,016,573,835
Fixed-income funds (a)	—	589,212,961	—	589,212,961
U.S. large cap equity funds (d)	—	1,286,602,911	—	1,286,602,911
U.S. small cap equity funds (e)	—	25,210,565	—	25,210,565
International equity funds (b)	—	766,025,629	—	766,025,629
Commodities fund (f)	—	123,546,738	—	123,546,738
U.S. corporate bonds	100,764,221	373,070,615	—	473,834,836
International corporate bonds	59,164,066	66,965,965	—	126,130,031
U.S. government bonds	338,842,216	211,215,785	—	550,058,001
International government bonds	58,885,895	41,652,676	—	100,538,571
Municipal bonds	—	28,200,634	—	28,200,634
Mortgage-backed securities	—	52,363,414	89,378,467	141,741,881
Collateralized debt obligations	—	10,062,679	255,189,775	265,252,454
U.S. large cap equity mutual funds	793,630,467	—	—	793,630,467
Exchange traded fund	609,755	—	—	609,755
U.S. corporate stocks	429,862,320	—	—	429,862,320
International corporate stocks	525,029,328	—	—	525,029,328
Preferred stocks	12,377,324	—	—	12,377,324
Traditional guaranteed investment contracts	—	17,280,908	—	17,280,908
Pooled separate accounts (g)	—	91,898,146	—	91,898,146
Marketable limited partnerships and corporations (h)(i)(j)	—	2,911,946,702	746,689	2,912,693,391
Non-marketable limited partnerships (k)	—	—	580,925,635	580,925,635
Receivable from brokers for securities sold	10,302,945	—	—	10,302,945
Receivable for investments sold on a delayed-delivery basis	165,380,548	—	—	165,380,548
Collateral receivable from brokers	3,466,000	—	—	3,466,000
Wrap contracts	—	—	40,130	40,130
Derivative assets	3,735,890	10,223,292	—	13,959,182
Fair value of loaned securities	413,280,633	34,263,410	—	447,544,043
Investments of securities lending collateral [1]	440,332,211	—	—	440,332,211
Total assets measured at fair value	$3,445,663,819	$7,656,316,865	$926,280,696	$12,028,261,380

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

	Fair Value Measurements at Reporting Date Using Inputs Classified as:
	Level 1	Level 2	Level 3	Total
Liabilities
Payable to brokers for securities purchased	$271,204	$—	$—	$271,204
Payable for investments purchased on a delayed-delivery basis	336,742,198	—	—	336,742,198
Derivative liabilities	3,074,874	9,241,802	—	12,316,676
Payable for securities lending collateral	442,272,319	—	—	442,272,319
Total liabilities measured at fair value	$782,360,595	$9,241,802	$—	$791,602,397

During 2013, the Company transferred approximately $15 million of government bonds and corporate bonds from Level 1 to Level 2, $56 million of government bonds and corporate bonds from Level 2 to Level 1, and $36 million of mortgage-back securities and collateralized debt obligations from Level 3 to Level 2, primarily based on the changes in market activity for the underlying securities. The Plan's policy is to reflect transfers between levels at the beginning of the year in which a change in circumstances resulted in the transfer.

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

The following table presents the assets and liabilities measured at fair value on a recurring basis of the master trust investment accounts that the Plan participated in at December 31, 2012. Certain amounts have been reclassified to conform to current year presentation.

	Fair Value Measurements at Reporting Date Using Inputs Classified as:
	Level 1	Level 2	Level 3	Total
Assets
Interest-bearing cash	$—	$40,486,783	$—	$40,486,783
Common collective trust funds:
Emerging markets fund (c)	—	1,111,754,859	—	1,111,754,859
Fixed-income funds (a)	—	638,114,684	—	638,114,684
U.S. large cap equity funds (d)	—	1,116,601,598	—	1,116,601,598
U.S. small cap equity funds (e)	—	8,324,737	—	8,324,737
International equity funds (b)	—	393,331,966	—	393,331,966
Commodities fund (f)	—	150,803,164	—	150,803,164
U.S. corporate bonds	124,502,096	390,943,957	—	515,446,053
International corporate bonds	100,995,839	71,341,357	—	172,337,196
U.S. government bonds	273,852,870	125,298,728	—	399,151,598
International government bonds	283,179,858	61,664,011	—	344,843,869
Municipal bonds	—	35,055,935	—	35,055,935
Mortgage-backed securities	—	—	70,887,419	70,887,419
Collateralized debt obligations	—	—	224,508,847	224,508,847
U.S. large cap equity mutual funds	617,595,727	—	—	617,595,727
Exchange traded fund	3,242,499	—	—	3,242,499
U.S. corporate stocks	288,405,695	—	—	288,405,695
International corporate stocks	448,922,302	—	—	448,922,302
Preferred stocks	10,334,651	—	—	10,334,651
Traditional guaranteed investment contracts	—	22,997,032	—	22,997,032
Pooled separate accounts (g)	—	92,191,129	—	92,191,129
Receivable from brokers for securities sold	22,182,361	—	—	22,182,361
Receivable for investments sold on a delayed-delivery basis	375,817,689	—	—	375,817,689
Wrap contracts	—	—	100,164	100,164
Derivative assets	771,380	4,853,048	—	5,624,428
Marketable limited partnerships and corporations (h)(i)	—	2,360,092,977	997,232	2,361,090,209
Non-marketable limited partnerships (k)	—	—	478,878,481	478,878,481
Fair value of loaned securities	356,150,367	100,433,253	—	456,583,620
Investments of securities lending collateral [1]	—	331,603,623	—	331,603,623
Total assets measured at fair value	$2,905,953,334	$7,055,892,841	$775,372,143	$10,737,218,318

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

	Fair Value Measurements at Reporting Date Using Inputs Classified as:
	Level 1	Level 2	Level 3	Total
Liabilities
Payable to brokers for securities purchased	$781,007	$—	$—	$781,007
Payable for investments purchased on a delayed-delivery basis	359,258,746	—	—	359,258,746
Payable to brokers for collateral on deposit	4,061,000	—	—	4,061,000
Derivative liabilities	1,473,035	17,633,521	—	19,106,556
Payable for securities lending collateral	335,574,848	—	—	335,574,848
Total liabilities measured at fair value	$701,148,636	$17,633,521	$—	$718,782,157

1 The balances at December 31, 2013 and December 31, 2012 were related to cash collateral received in connection with the securities lending program, the majority of which was invested in money market funds. See Note 9, "Securities Lending", for further discussion on this program.

(a)	The funds invest in short-term and long-term high quality government, mortgage and corporate bonds. These funds have redemption restrictions limited to daily settlement with notice period of 1-7 days.

(b)
The funds seek to provide exposure to developed stocks outside the U.S., as represented by the MSCI All Country World Index, excluding the U.S. These funds have redemption restrictions limited to daily settlement with notice period of 1-5 days.

(c)
The funds seek to provide exposure to emerging market stocks outside the U.S., as represented by the MSCI EM Index, Lazard Emerging Markets Collective Trust Fund, and State Street Global Advisors (SSgA) Emerging Market Fund. These funds have redemption restrictions limited to daily settlement with notice period of 1-5 days.

(d)
The funds seek to match or exceed the performance of the Russell 1000 Index. The Russell 1000 Index focuses on the large- and mid-capitalization segment of the market, with approximately 90% coverage of U.S. stocks. These funds have redemption restrictions limited to daily settlement with notice period of 1-3 days.

(e)
The funds seek to match or exceed the performance of the Russell 2000 Index, a free float-adjusted market capitalization index representing 2,000 small company stocks of U.S.-domiciled companies. These funds have redemption restrictions limited to daily settlement with notice period of 1-3 days.

(f)
The fund seeks to match the Dow Jones-USB Commodity Index, which is composed of futures contracts on physical commodities. These funds have redemption restrictions limited to weekly settlement with notice period of 1-3 days.

(g)
Pooled separate accounts include SA GICs. The initial crediting rate for SA GICs is set based on the market interest rates at the time that the initial asset is purchased and is guaranteed to have an interest crediting rate not less than 0%. These funds have redemption restrictions limited to daily settlement with notice period of 3-5 days.

(h)
Marketable limited partnerships and corporations include absolute return hedge funds that typically take positions in primarily publically traded securities and derivatives. The funds generally attempt to utilize trading strategies such as relative value, event driven and directional. The relative value strategy seeks return by capitalizing on perceived mis-pricing of related securities or financial instruments, and generally avoids taking a directional bias with regard to price movement of securities and markets overall. Event-driven strategy focuses on identifying and analyzing securities that can benefit from the occurrence of an extraordinary transaction or event (e.g., restructurings, takeovers, mergers, spin-offs, bankruptcy). Directional strategy takes a bias based on price movement of securities and markets. Marketable limited partnerships and corporations also include long/short equity hedge funds that typically take both long and short positions in primarily publicly traded securities. Portfolios are built based on positive and negative views on equities. These hedge funds typically will include global exposure, which includes emerging markets. These funds have redemption restrictions limited to monthly to annual settlement with notice period of 2-90 days.

(i)
Marketable limited partnerships and corporations also include the commodities funds. The commodities funds category seeks to match the Dow Jones-UBS Commodity Index, and the Standard & Poor's Goldman Sachs Commodity Index, which are composed of futures contracts on physical commodities. These funds have redemption restrictions limited to monthly settlement with notice period of 30-35 days.

(j)
Marketable limited partnerships and corporations also include emerging market equity funds.  The equity funds seek to outperform the MSCI Emerging Market Index and Russell Small Cap EM + Frontier Index, which are composed of exchange-traded equity securities.  These funds have redemption restrictions limited to monthly settlement with notice period of 7-30 days.

(k) Includes private real estate, energy and natural resources, credit, and equity and venture capital funds. The private real estate funds seek out value added and opportunistic real estate investments in nonpublicly traded securities. The private energy and natural resource funds seek out private investments in nonpublicly traded securities that focus on areas such as hydrocarbon reserves, infrastructure, timber, mining or minerals. The private equity and venture capital funds seek out private investments in nonpublicly traded securities that include venture capital funding of exceptional growth potential enterprises, and special situations such as distressed, opportunistic, or secondary market positions.  The private credit funds seek out  investments in opportunistic credit, special and distressed situations.  These funds typically will include global exposure, which includes emerging markets. These are closed-end funds, which are not eligible for redemption until a date in the future that currently cannot be determined. The liquidation of these investments is likely to occur at different times over the next 10 years. Redemptions occur at net asset value. Future commitments of these funds total $590,270,430.

The fair value of the common collective trust funds, pooled separate accounts, non-marketable limited partnerships and marketable limited partnerships and corporations have been estimated using the net asset value per share.

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

The table below presents a reconciliation for the master trust investment accounts’ assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for 2013:

	Fair Value Measurements Using Level 3
	Mortgage-Backed Securities	Collateralized Debt Obligations	Wrap Contracts	Marketable Limited Partnerships or Corporations	Non-Marketable Limited Partnership	Total Net Gains
Balance as of December 31, 2012	$70,887,419	$224,508,847	$100,164	$997,232	$478,878,481
Total gains (losses) (realized and unrealized)	(208,983)	13,469,354	(60,034)	(250,543)	45,632,097	$58,581,891
Purchases	63,579,150	121,488,636	—	—	155,758,035
Sales	(11,113,055)	(101,682,450)	—	—	(99,342,978)
Transfers out of level 3	(33,766,064)	(2,594,612)	—	—	—
Balance as of December 31, 2013	$89,378,467	$255,189,775	$40,130	$746,689	$580,925,635

The amount of total (gains) losses for the period included in changes in net assets attributable to the changes in unrealized gains (losses) related to assets and liabilities still held as of December 31, 2013	$(1,973,397)	$4,988,484	$(60,034)	$(250,543)	$30,625,071	$33,329,581

Changes in net assets are included in the master trust investment accounts' net investment income for the year ended December 31, 2013.

The Plan and master trust investment accounts did not have any assets or liabilities that are measured at fair value on a nonrecurring basis as of December 31, 2013 and 2012.
5. Investment Contracts

The Stable Value Fund holds investment contracts with insurance companies and banks to provide participants with a stable return on investment and protection of principal from changes in market interest rates. BNY Mellon has discretionary authority for the purchase and sale of investments in the Stable Value Fund, subject to the general investment policies of the IPC.
The traditional GICs crediting rate is based on the rate that is agreed to when the insurance company writes the contract and is generally fixed for the life of the contract. The initial crediting rate for the CDS GICs, the FMS GICs, and the PSA GICs is set based on the market interest rates at the time that the initial asset is purchased, and is guaranteed to have an interest crediting rate not less than 0%. The crediting rates for the CDS GICs, the FMS GICs, and the PSA GICs reset every quarter based on the book value of the contract, the market value of the underlying assets, and the average

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

duration of the underlying assets. The crediting rate for the CDS GICs, the FMS GICs, and the PSA GICs aim at converging the book value of the contract and the market value of the underlying assets and, therefore, will be affected by interest rate and market changes.
Certain events may limit the ability of the Stable Value Fund to transact at the contract value with the issuers. Such events include the following:

•	Default of wrap provider

•	Default of an underlying bond issuer with material impact on the fund

•	Employer-initiated events that are within the control of the plan sponsor that would have a material and adverse impact on the fund

•	Employer communications designed to induce participants to transfer from the fund

•	Competing fund transfer or violation of equity wash or equivalent rules in place

•	Changes in qualification status of the employer or the plans participating in the fund
If any such event occurs, market value would likely be used in determining the payouts to the participants. The Plan Sponsor believes that the occurrence of any of the above mentioned events are not probable.
In general, issuers may terminate the contract and settle at other-than-contract value if there is a change in the qualification status of the employer or the Plan, if there is a breach of material obligations under the contract and misrepresentations by the contract holder, if the market and book values diverge dramatically, or if there is a failure of the underlying portfolio to conform to the pre-established investment guidelines.
The FMS GICs, CDS GICs, VS GICs, and PSA GICs use wrap contracts to manage market risks and to alter the return characteristics of the underlying portfolio of securities owned by the Stable Value Fund to match certain fixed-income fund objectives. Wrap contracts generally change the investment characteristics of underlying securities (such as corporate debt or U.S. government securities) to those of traditional GICs. The wrap contracts provide that benefit-responsive distributions for specific underlying securities may be withdrawn at the contract value. Benefit-responsive distributions are generally defined as a withdrawal on account of a participant’s retirement, disability, or death, or participant-directed transfers in accordance with the terms of the Plan.

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

The investment contracts owned by the Stable Value Fund earned the following average yields:

	Year Ended December 31
	2013	2012
Earned by the Plan	1.74%	1.96%
Credited to participants	1.64	1.87

6. Party-In-Interest Transactions
Transactions in shares of the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2013, the Plan made purchases of the Company’s common stock of $20,365,817 and sales and distributions totaling $40,142,658. In addition, the Plan holds investments in mutual funds managed by Fidelity, the Plan’s record keeper, which also qualify as party-in-interest transactions. As of December 31, 2013 and 2012, the Plan held $675,907,773 and $438,531,139, respectively, of investments managed by Fidelity or its affiliates.
7. Derivative Financial Instruments
The Master Trust assets and liabilities held in the Global Bond Fund and the International Stock Fund include derivative financial instruments. The Plan does not directly hold any derivatives that are designated as hedging instruments. For 2013 and 2012, the Plan held derivatives through its investment in the Global Bond Fund and the International Stock Fund.
The Global Bond Fund and the International Stock Fund consist of separately managed accounts. The investment managers of these accounts may use derivatives, consistent with the objective of the account, to hedge a portion of the investments to limit or minimize exposure to certain risks and to gain access to markets more efficiently. The investment managers do not employ leverage in the use of derivatives. The investment managers may also enter into master-netting arrangements with counterparties when possible to mitigate credit risk in derivative transactions. A master-netting arrangement may allow counterparties to settle at net value amounts owed to each other as a result of multiple, separate derivative transactions. For 2013 and 2012, almost all derivative contracts were subject to master-netting arrangements. For presentation in the net assets available for benefits of the master trust investment accounts, fair value amounts recognized for all derivative instruments are not offset under master-netting arrangements. Collateral is secured against derivative instruments whenever deemed necessary. Cash collateral received is recorded as cash with a corresponding liability on the statement of net assets available for benefits of the applicable master trust investment account, and cash collateral paid is included with other receivables. Collateral received in the form of securities is not recorded as an asset or liability as the collateral cannot be repledged. Securities pledged as collateral continue to be recorded as assets on the statement of net assets available for benefits of the applicable master trust investment account. Cash and non-cash collateral posted under such agreements at the end of each period were as follows:

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

	December 31, 2013		December 31, 2012
	Cash Collateral	Non-Cash Collateral	Cash Collateral	Non-Cash Collateral

Global Bond Fund	$9,926,414	$4,168,873	$19,932,406	$5,822,074
Currency Forward Contracts
Currency forward contracts are utilized to hedge a portion of the currency exposure for investments that are denominated in foreign currencies. Currency forward contracts are generally marked-to-market at the prevailing forward exchange rate of the underlying currencies, with the difference between contract value and market value recorded as unrealized appreciation (depreciation). When the currency forward contract is closed, the unrealized appreciation (depreciation) is transferred to a realized gain (loss) equal to the change in the value of the currency forward contract from when it was opened to the value at the time it was closed. Sales and purchases of currency forward contracts having the same settlement date and broker are offset, and any gain (loss) is realized on that date. At the end of the year, open currency forward contracts are recorded as a derivative asset if the market value of the contract has appreciated or as a derivative liability if depreciated.
Certain risks may arise upon entering into a currency forward contract from the potential inability of counterparties to meet the terms of their contracts. The investment managers seek to control this risk by evaluating the creditworthiness of potential counterparties and establishing credit limits. Additionally, when utilizing currency forward contracts, the investment managers give up the opportunity to profit from favorable exchange rate movements during the term of the contract.
Futures Contracts
A futures contract is a contractual agreement to deliver or receive a commodity or financial instrument at a specific date in the future at an agreed-upon price. The investment managers use fixed-income futures contracts to manage exposure to the market. Buying futures typically increases the exposure to the underlying instrument. Selling futures typically decreases the exposure to the underlying instrument held, or hedges the fair value of the other investments.
Futures contracts are valued at the last settlement price at the end of each day on the exchange upon which they are traded. Upon entering into a futures contract, a deposit either in cash or securities in an amount (initial margin) equal to a certain percentage of the nominal value of the contract is required. Pursuant to the futures contract, there is an agreement to receive from, or to pay to, the broker an amount of cash equal to the daily fluctuation in the value of the futures contract. Such receipts or payments, known as “variation margin,” are generally settled daily and are included in the unrealized appreciation (depreciation) on futures contracts. Each separately managed account maintains its own variation margin accounts, and there is a separate variation margin account for each exchange used in the separately managed account. At the end of the year, the net amount of the variation margin accounts is recorded as a derivative asset if it has a positive balance or as a derivative liability if it has a negative balance.

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

Futures contracts involve, to varying degrees, credit and market risks. The futures contracts entered into are exchange-traded where the broker acts as the clearinghouse for, and counterparty to, the transactions. Thus, credit risk on such transactions is mitigated by having an exchange that regulates margin requirements for futures contracts and capital requirements for clearinghouses, and by the ability of clearinghouses to net customer trades. The daily settlement process on the futures contracts serves to greatly reduce credit risk. Losses in value may arise from changes in the value of the underlying instruments or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a futures contract and the underlying index, commodity, or security.
Swap Agreements
Swap agreements are utilized to exchange or swap investment cash flows, assets, or market-linked returns at specified future intervals with counterparties. The investment managers have entered into interest rate and credit default swap agreements to manage exposure to interest rates and credit risk. In connection with these agreements, securities may be identified as collateral in accordance with the terms of the respective swap agreements.
Swaps are marked-to-market daily based on quotations supplied by an exchange, a pricing service, or a major market maker (or dealer), and the change in value, if any, is recorded as unrealized appreciation (depreciation). Realized gain (loss) is recorded upon termination or maturity of the swap. At the end of the year, outstanding swaps with a positive fair value are recorded as a derivative asset, and those with a negative fair value are recorded as a derivative liability.
Entering into these agreements involves, to varying degrees, elements of credit and market risk in excess of the amounts recognized in the statements of net assets available for benefits. Such risks involve the possibility that there will be no liquid market for these agreements, that the counterparty to the agreements may default on its obligation to perform or disagree as to the meaning of contractual terms in the agreements, and that there may be unfavorable changes in interest rates.
The investment managers have entered into various derivative transactions that are considered credit derivatives. The investment managers write and purchase credit default swaps primarily through credit default swap indices, but may also do so on a single name or basket basis. The use of credit default swaps provides the investment managers with flexibility in adjusting the yield curve and credit characteristics of the portfolio. Credit default swaps can provide access to exposure that may not be available in the financial markets.

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

The following table contains the notional value of the written credit derivatives as of December 31, 2013 and 2012:

	Notional Value of Credit Default Swaps[1]
Maturity	2013	2012

0–5 years	$2,575,223	$13,314,653
5–10 years	—	2,100,000
10 years or greater	—	379,223
Total written credit derivatives[2]	$2,575,223	$15,793,876

[1] Credit spreads on the underlying notional values are less than 1,000 basis points. Credit spreads on the underlying notional value, together with the period of expiration, are indicators of payment/performance risk. The likelihood of payment or performance risk is greater as credit spreads on the underlying notional value and period of expiration increase.

[2] All credit default swaps written are investment-grade quality.

The maximum payouts for contracts are limited to the notional values of each derivative contract. Typical credit events include bankruptcy, failure to pay, debt restructuring, obligation default, and repudiation. The settlement terms of credit default swaps are determined when the credit default swap contract is written.
Options Contracts
The investment managers write call and put options on futures, swaps (swaptions), securities, or currencies in which they may invest. Writing put options increases the exposure to the underlying instrument. Writing call options decreases the exposure to the underlying instrument. When the investment managers write a call or put option, an amount equal to the premium received is recorded as a liability and subsequently marked-to-market to reflect the current value of the option written. These liabilities are reflected as derivative liabilities in the statements of net assets available for benefits. Premiums received from writing options that expire out of the money are treated as realized gains. Premiums received from writing options that are exercised or closed are added to the proceeds or offset against amounts paid on the underlying future, swap, security, or currency transaction to determine the realized gain or loss. As a writer of an option, the investment managers have no control over whether the underlying future, swap, security, or currency may be sold (call) or purchased (put) and, as a result, bears the market risk of an unfavorable change in the price of the future, swap, security, or currency underlying the written option. There is a risk that the investment managers may not be able to enter into a closing transaction because of an illiquid market.

The investment managers also purchase put and call options. Purchasing call options increases the exposure to the underlying instrument. Purchasing put options decreases the exposure to the underlying instrument. The investment managers pay a premium that is included in the statements of net assets available for benefits as an investment which is subsequently marked-to-market to reflect the current value of the options. Premiums paid for purchasing options that expire out of the

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

money are treated as realized losses. The risk associated with purchasing put and call options is limited to the premium paid. Premiums paid for purchasing options that are exercised or closed are added to the amounts paid or offset against the proceeds on the underlying future, swap, security, or currency transaction to determine the realized gain or loss. At the end of the year, the total fair value of the open options is recorded as a derivative asset if the fair value is positive, or as a derivative liability if the fair value is negative.

Volume of Derivative Activity

Total gross notional amounts for outstanding derivatives (recorded at fair value) were as follows. Certain amounts in the prior year have been reclassified to conform to the current year presentation.

	December 31, 2013		December 31, 2012
	Global Bond Fund	International Stock Fund	Global Bond Fund	International Stock Fund

Currency forward contracts	$122,706,525	$341,819,066	$363,386,524	$303,803,116
Financial futures	705,272,127	—	174,394,418	—
Interest rate swaps	302,889,200	—	287,060,298	—
Credit default swaps	74,778,853	—	175,007,840	—
Options on financial futures	466,879,412	—	73,970,563	—
Other	26,959,114	4,700	18,208,848	—
Total	$1,699,485,231	$341,823,766	$1,092,028,491	$303,803,116

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

The gross notional amounts for currency forward contracts by currency were as follows:

	December 31, 2013		December 31, 2012
	Global Bond Fund	International Stock Fund	Global Bond Fund	International Stock Fund
Australian dollar	$26,061,701	$—	$56,096,674	$—
Brazilian real	14,175,348	—	18,280,871	—
British pound sterling	17,323,460	101,398,861	64,050,226	107,592,517
Canadian dollar	413,313	—	9,520,208	—
Chinese yuan	12,898,483	—	14,857,157	—
Czechoslovakian koruna	—	—	798,934	—
Danish krone	—	3,405,635	2,203,399	3,510,229
Euro	12,157,714	106,824,812	80,333,828	101,259,492
Hong Kong dollar	—	—	—	28,003
Hungarian forint	4,323,203	—	1,305,139	—
Japanese yen	9,264,943	28,337,012	83,375,169	18,558,344
Mexican peso	24,201,439	6,455,794	1,137,123	8,682,111
New Zealand dollar	173,700	—	—	—
New Russian ruble	1,713,221	—	—	—
Norwegian krone	—	—	586,202	—
Polish Zloty	—	—	848,099	—
South African rand	—	—	913,899	—
South Korean won	—	25,547,815	8,832,078	3,309,222
Swedish krona	—	37,307,587	15,569,848	30,926,167
Swiss franc	—	30,434,552	2,898,866	25,150,986
Taiwan dollar	—	—	1,778,804	—
Thailand bhat	—	2,106,998	—	—
Turkish lira	—	—	—	4,786,045
Total	$122,706,525	$341,819,066	$363,386,524	$303,803,116

Credit-Risk-Related Contingent Features
None of the derivative instruments contain credit-risk-related contingent features. Credit ratings are not applicable to the Plan and the master trust investment accounts.

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

Fair Value of Derivative Instruments
None of the derivative instruments were designated as hedging instruments.
The fair values of the derivative instruments included in the statements of net assets available for benefits as of December 31, 2013, were as follows:

	Global Bond Fund		International Stock Fund
	Derivative Asset	Derivative Liability	Derivative Asset	Derivative Liability

Currency forward contracts	$1,184,552	$833,560	$718,407	$2,785,912
Financial futures	1,793,559	648,902	—	—
Interest rate swaps	7,951,406	4,353,232	—	—
Credit default swaps	16,866	1,138,598	—	—
Options on financial futures	1,942,137	2,338,402	—	—
Other	352,255	130,500	—	87,570
Total	$13,240,775	$9,443,194	$718,407	$2,873,482

The fair values of the derivative instruments included in the statements of net assets available for benefits as of December 31, 2012, were as follows. Certain amounts have been reclassified to conform with current year presentation.

	Global Bond Fund		International Stock Fund
	Derivative Asset	Derivative Liability	Derivative Asset	Derivative Liability

Currency forward contracts	$1,837,735	$8,166,842	$1,040,488	$4,173,479
Financial futures	325,827	66,761	—	—
Interest rate swaps	1,045,212	4,636,731	—	—
Credit default swaps	547,506	656,469	—	—
Options on financial futures	445,553	1,406,274	—	—
Other	382,107	—	—	—
Total	$4,583,940	$14,933,077	$1,040,488	$4,173,479

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

All derivative gains and/or losses were recorded as net realized and unrealized appreciation (depreciation) in the fair value of investments and related interest income was excluded.

The effects of derivative instruments on the net realized and unrealized appreciation (depreciation) in the fair value of investments for the year ended December 31, 2013, were as follows:

	Global Bond Fund	International Stock Fund

Currency forward contracts	$(7,573,127)	$(11,030,402)
Financial futures	2,574,122	—
Interest rate swaps	3,041,856	—
Credit default swaps	(4,947,537)	—
Options on financial futures	136,264	—
Other	(154,852)	287,679
Total	$(6,923,274)	$(10,742,723)

8. Securities Lending
The Master Trust has securities lending agreements with State Street relating to certain assets in the Global Bond Fund, the U.S. Small Cap Stock Fund, and the International Stock Fund, and a securities lending agreement with BlackRock Institutional Trust Company (BlackRock) relating to certain assets in the U.S. Small Cap Stock Fund. The master trust investment accounts are not restricted from lending securities to other qualified financial institutions, provided such loans are callable at any time and are at all times fully secured by cash, cash equivalents, or securities issued or guaranteed by the U.S. government or its agencies. The master trust investment accounts may bear the risk of delay in recovery of, or even of rights in, the securities loaned if the borrower of the securities fails financially. Consequently, loans of securities are only made to borrowers deemed to be creditworthy. The master trust investment accounts are also subject to investment risk in connection with investment of the collateral. The applicable master trust investment accounts receive compensation for lending their securities, either in the form of fees or by retaining a portion of the return on the investment of any cash received as collateral.

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

The fair value of loaned securities by investment type included in the net assets available for benefits were as follows:

	December 31, 2013
	International Stock Fund	Global Bond Fund	U.S. Small Cap Stock Fund	Total Fair Value of Loaned Securities
U.S. corporate bonds	$279,733	$46,079,655	$—	$46,359,388
International corporate bonds	—	18,645,945	—	18,645,945
U.S. government bonds	—	103,413,622	—	103,413,622
Exchange-traded fund	—	—	210,251,361	210,251,361
U.S. corporate stocks	19,668,610	1,712,222	24,852,402	46,233,234
International corporate stocks	22,640,493	—	—	22,640,493
Totals	$42,588,836	$169,851,444	$235,103,763	$447,544,043

	December 31, 2012
	International Stock Fund	Global Bond Fund	U.S. Small Cap Stock Fund	Total Fair Value of Loaned Securities
U.S. corporate bonds	$796,785	$54,206,626	$—	$55,003,411
International corporate bonds	—	24,792,825	—	24,792,825
U.S. government bonds	—	154,349,211	—	154,349,211
Exchange-traded fund	—	—	147,736,045	147,736,045
U.S. corporate stocks	20,230,677	211,344	44,929,235	65,371,256
International corporate stocks	9,330,872	—	—	9,330,872
Totals	$30,358,334	$233,560,006	$192,665,280	$456,583,620
The investment managers may also enter into master-netting arrangements with counterparties when possible to mitigate credit risk in secured borrowing transactions. A master-netting arrangement may allow counterparties to net settle amounts owed to each other as a result of multiple, separate secured borrowing transactions. For 2013 and 2012, all secured borrowing transactions were subject to master-netting arrangements. For presentation in the net assets available for benefits of the master trust investment accounts, fair value amounts recognized for all secured lending transactions are not offset under master-netting arrangements. Collateral is received in the form of cash or securities. State Street and Blackrock are the investment managers for the securities lending collateral pools. The investment policy statement requires that securities lending investments conform to the U.S. Securities and Exchange Commission guidelines for money market funds. Cash collateral is recorded as an asset with a corresponding liability on the statements of net assets available for benefits of the applicable master trust investment account. For lending agreements collateralized by securities, the collateral is not recorded as an asset or a liability, unless the collateral is repledged. All collateral received will be in an amount equal to at least 102% of the fair value of the U.S. loaned securities and 105% of the fair value of foreign loaned securities. It is intended that the collateral will be maintained at that level during the period of the loan. The fair value of the

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

loaned securities is determined at the close of business, and any additional required collateral is delivered the next business day. The applicable master trust investment accounts do not have the right to sell or repledge securities pledged as collateral. During the loan period, the master trust investment accounts continue to retain the rights of ownership, including dividends and interest of the loaned securities.
Cash and non-cash collateral received under such agreements that the Plan is obligated to return to borrowers at the end of each period were as follows:

	December 31, 2013		December 31, 2012
	Cash Collateral	Securities Held as Collateral	Cash Collateral	Securities Held as Collateral

Global Bond Fund	$159,723,998	$13,614,926	$103,693,246	$134,685,985
U.S. Small Cap Stock Fund	238,340,499	1,677,164	197,096,964	—
International Stock Fund	44,207,822	—	30,813,413	552,388
Total	$442,272,319	$15,292,090	$331,603,623	$135,238,373

A gain was generated from securities lending arrangements totaling $2,514,835 for the year ended December 31, 2013. The gain was included in the net realized and unrealized appreciation (depreciation) in the fair value of investments in the summary of the net investment income in the asset class master trust investment accounts, as disclosed in Note 3, "Investments."
9. Concentration of Credit Risk
The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across multiple participant-directed fund elections. With the exception of the Intel Stock Fund, the investments within each participant-directed fund election are further diversified into varied financial instruments. The Intel Stock Fund invests in a single security, the trading value of which is used to determine the entire fair value of the investment. The Plan’s exposure to credit risk on the wrap contracts is limited to the fair value of the contracts with each counterparty. Collateral has been obtained and secured against investments whenever deemed necessary. The Plan has exposure to currency exchange rate risk on non-U.S.-dollar-denominated investments in debt and equity instruments, which may be managed through offsetting derivative instruments to reduce foreign currency exposure.

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

10. Income Tax Status
The Plan received a determination letter from the IRS dated November 14, 2013, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax exempt.
In January 2014, the Company in the ordinary course of business submitted an application for a favorable determination letter on the tax-qualified status of the Plan, pursuant to the current five year cycle for such applications.
U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.
11. Plan Termination
The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a plan termination, participants will become 100% vested in their accounts.
12. Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2013	2012

Net assets available for benefits per the financial statements	$7,192,595,813	$5,931,239,128
Amounts allocated to withdrawing participants	(447,174)	(669,230)
Adjustment between fair value and contract value related to fully benefit-responsive investment contracts held by the Stable Value Fund master trust investment account	607,289	13,882,163
Net assets available for benefits per the Form 5500	$7,192,755,928	$5,944,452,061

Intel 401(k) Savings Plan

Notes to Financial Statements (continued)

The following is a reconciliation of net investment income from participation in the master trust investment accounts per the financial statements for the year ended December 31, 2013, to the Form 5500:

Net investment income from participation in master trust investment accounts per the financial statements	$473,631,244
Change in adjustment between fair value and contract value related to fully benefit-responsive investment contracts held by the Stable Value Fund master trust investment account	(13,274,874)
Net investment income from master trust investment accounts per the Form 5500	$460,356,370

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2013, to the Form 5500:

Benefits paid to participants per the financial statements	$273,176,016
Less: Amount allocated to withdrawing participants at December 31, 2012	(669,230)
Add: Amount allocated to withdrawing participants at December 31, 2013	447,174
Benefits paid to participants per the Form 5500	$272,953,960

Amounts allocated to participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

Supplemental Schedules

Intel 401(k) Savings Plan
EIN: 94-1672743 Plan Number: 003
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

December 31, 2013

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Check here if Late Participant Loan Repayments are included: x	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
$17,487	$—	$17,487	$—	$—

Intel 401(k) Savings Plan
EIN: 94-1672743 Plan Number: 003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2013

(a)	(b)	(c)		(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		Current Value
	Mutual funds:
	American Funds EuroPacific Growth Fund	3,226,191	shares	$158,018,820
	Dodge & Cox Stock Fund	1,008,936	shares	170,379,085
*	Fidelity Growth Company Fund	3,000,421	shares	359,690,529
*	Fidelity Low-Priced Stock Fund	6,393,394	shares	316,217,244
*	PIMCO Total Return Fund	16,558,229	shares	177,007,468
	Vanguard Institutional Index Fund	1,950,640	shares	330,204,266
	Total mutual funds			1,511,517,412

	Common collective trust funds:
*	State Street Bank & Trust Company Short Term Investment Fund	424,518	units	424,518
*	State Street Bank & Trust Company Government Short Term Investment Fund	22,484,497	units	22,484,497
*	BlackRock U.S. Debt Index Fund	347,262	units	9,496,613
*	BlackRock 2500 Index Fund	3,588,384	units	71,420,129
*	BlackRock ACWI EX US IMI Index Fund	1,540,260	units	17,410,799
*	BlackRock Emerging Markets Index Non-Lendable Fund F	1,472,791	units	14,408,439
	Lazard Emerging Markets Equity Fund	5,706,494	units	98,151,697
	Total common colletive trust funds			233,796,692

	Self-directed brokerage accounts	Various		618,809,872

	Common stock:
*	Intel Corporation	14,604,021	shares	379,120,383

*	Participant loans	Interest at 4.25% - 10.5%, maturing through 2029		87,938,093

	Total investments			$2,831,182,452
Column (d) for cost has been omitted as investments are participant-directed.
*Indicates a party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
INTEL 401(k) SAVINGS PLAN
(Name of Plan)

Date: June 20, 2014	By: /s/ Stacy J. Smith

Stacy J. Smith
Executive Vice President, Chief Financial Officer